SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate Taxpayer’s Roll/Treasury Department [CNPJ/MF] no. 01.832.635/0001-18

Company Roll Registration Number [NIRE] 35.300.150.007

Publicly held Company of Authorized Capital – Registration at the Securities and Exchange

Commission [CVM] no. 016390

Av. Jurandir, no. 856, Lote 4, 1º Andar, Jardim Ceci, São Paulo/SP, CEP 04072-000

GUIDELINES FOR THE PARTICIPATION IN THE GENERAL SHAREHOLDER MEETING OF

JANUARY 03, 2012, AT 2:00 PM

Dear Sirs,

TAM S.A. (“Company ”) to support the matters to be decided during the General Shareholder Meeting (“Meeting ”), to be held on January 3, 2012, at 2:00 PM, at the Company headquarters in the City of São Paulo, State of São Paulo, at Av. Jurandir, no. 856, Lote 4, 1º andar, Jardim Ceci, CEP 04072-000, avails, under a consolidated format, via these guidelines, all the information and documentation necessary for the participation of the Shareholders in the above-mentioned Meeting.

The following documents compose these Guidelines, and are available in the Company’s headquarters, in its Investor Relations (www.tam.com.br/ri), and in the sites of BM&FBOVESPA (www.bmfbovespa.com.br) and the Securities and Exchange Commission (www.cvm.gov.br):

• Second  Call Notice;

• Management proposal for the matters in the Agenda;

• Appraisal Report by Bradesco; and

• All remaining information, required by CVM Instructions no. 480/09 and 481/09, on the matters to be discussed, including the proposal of the appraisers recommended by the Board of Directors.

The Company notifies that, as second call notice, the matters of the Agenda shall be voted with a quorum of shareholders representing any number of outstanding shares as defined the clauses of the Rules of the Level 2.

Observing the provisions under the item 10.1.1 of the Rules of the Level 2, the decisions of the Agenda shall be based on the favorable vote of the majority of the Shareholders who attend the Meeting and hold outstanding shares, unless for blank votes. Each outstanding share shall be entitled to one (01) vote, regardless of type.

As per the Article 126 of the Law no 6.404/76 and further amendments, legal representatives or proxies of the Shareholders who hold shares issued by the Company might participate in the Meeting, as long as these shares are registered in their names at the Itaú Unibanco S.A. Bank, in its capacity of depositary institution in charge of the Company’s shares services, up to twenty-four (24) hours before the date in the attached Call Notice, in accordance with the Company’s Articles of Incorporation.

The Shareholders shall present, prior to the hour set to convene the Meeting, the following documents:

• ID document, and statement of the custodian institution indicating the Shareholder’s equity interest;

• If unable to attend the Shareholders Meeting, the Shareholder might be represented by proxy, observing the legal provisions, and the Company’s Article of Incorporation; and

• To expedite the procedure and easy the work of the Shareholders Meeting, the Shareholder shall file, at the headquarters of the Company, preferably two (02) business days prior to the Meeting date, the document evidencing the ownership of the shares and the Power-of-Attorney, at the discretion of the Shareholder.

The Company recommends that the Shareholders expedite the forwarding of copy of the Power of Attorney instruments, and evidences of share ownership, to the Investor Relation Board.

Further necessary clarifications might be obtained at the Investors Relations Site (www.tam.com.br/ri).

We count on the participation of all Shareholders.

São Paulo, December 26, 2011.

Líbano Miranda Barroso

Investor Relations Officer

Index

Second Cal Notice	04
Management Proposal	07

Attachments

ATTACHMENT I – Information required by the Article 21 of CVM Instruction no 481/2009

ATTACHMENT II – Proposals of the Appraisers recommended by the Board of Directors

ATTACHMENT III – Appraisal Report by Banco Bradesco BBI S.A.

MANAGEMENT PROPOSAL

Matter to be decided by the Shareholders:

As per the item 10.1.1 of the Rules of Differentiated Corporate Governance Practices– Level 2 of BM&FBOVESPA (“Rules of Level 2”), the Company Board of Directors , during meeting held on December 06, 2011, approved the recommendation of the following institutions a) Crédit Agricole Corporate Finance Brasil Consultoria Financeira Ltda., a financial institution headquartered at Al. Itu, 852, 16º andar, City of São Paulo, State of São Paulo, enrolled at the CNPJ/MF under the no. 00.697.097/0001-33; (b) Banco Santander (Brazil) S.A., a financial institution headquartered at Av. Presidente Juscelino Kubitschek, 2235, 1º mezanino [mezzanine], City of São Paulo, State of São Paulo, enrolled at the CNPJ/MF under the no. 90.400.888/0001-42; and (c) Jefferies & Company, Inc., a financial institution headquartered at 520 Madison Avenue, New York, USA;

Additionally, the Board of Directors received, from LAN Airlines S.A., an Appraisal Report elaborated by Banco Bradesco BBI S.A., a financial institution headquartered at a Cidade de Deus, s/n., in the City of Osasco, State of São Paulo, enrolled at the CNPJ/MF under the no. 06.271.464/0001-19 (“Bradesco”), that complies with the provisions of the Article 4th, Paragraph 4th of the Law 6.404/76 and with the item 10.1.1 of the Rules of the Level 2.

Thus, the Shareholders might choose as the appraiser under the item 10.1 of the Rules of the Level 2.: (i) one of the three appraisal institutions recommended by the Board of Directors; or (ii) Bradesco, whose Appraisal Report is ready and can be used for the purposes of the Public Offer under the Call Notice.

Management Proposal:

Considering that all the institutions recommended by the Board of Directors are specialized in their respective areas, with evidenced experience, and independent in regards to the Company, its managers and Controlling Shareholders, the Board of Directors recommends the adoption of the Appraisal Report elaborated by Bradesco, considering the precision and the accuracy of the Report in favor of expediting the public offering proceedings under the Call Notice. Nonetheless, to meet the legal requirements and the regulations, the Board of Directors recommends, via a tripartite list, the above-mentioned appraisal institutions, leaving the decision to appoint Bradesco, or one of the other recommend institutions, up to the General Shareholders Meeting.

Additional Information:

In the headquarters of the Company, the following is available for the consideration of the Shareholders, for consultation during business hours, in the Investors Relations site (www.tam.com.br/ri) and in the sites of BM&FBOVESPA (www.bmfbovespa.com.br) and of the Securities and Exchange Commission (www.cvm.gov.br): (i) Shareholders Meeting Call Notice; (ii) Management proposal for matters in the Agenda; (iii) Appraisal Report elaborated by Bradesco; (iv) Draft of the Articles of Incorporation including the amendments in the Agenda; and (v) remaining information required by the CVM Instruction no 480/09 and 481/09, on the matter to be examined and discussed, including the proposals of the appraisers suggested by the Board of Directors.

São Paulo, December 26, 2011.

Board of Directors

ATTACHMENT I

Information on the Appraisers Recommended by the Board of Directors:

1.      List of Appraisers Recommended by the Board of Directors:

(a)      Crédit Agricole Corporate Finance Brasil Consultoria Financeira Ltda., a financial institution headquartered at Al. Itu, 852, 16º andar, City of São Paulo, State of São Paulo, enrolled at the CNPJ/MF under the no. 00.697.097/0001-33;

(b)     Banco Santander (Brazil) S.A., a financial institution headquartered at Av. Presidente Juscelino Kubitschek, 2235, 1º mezzanine, City of São Paulo, State of São Paulo, enrolled at the CNPJ/MF under the no 90.400.888/0001-42; and

(c)      Jefferies & Company, Inc., a financial institution headquartered at 520 Madison Avenue, New York, USA;

2.      Qualification of the recommended appraisers:

The qualification and the experience of each recommended appraiser are in their respective proposals, in the ATTACHMENT II of these Guidelines.

3.      Copy of the proposals and fees of the recommended appraisers:

The proposals of the appraisers compose the ATTACHMENT II of these Guidelines.

4.      Description of any material relation, within the past three (3) years between the recommended appraisers and the parties related with the Company, in accordance with the accounting definitions for these types of matters:

Considering that the appraisal relates to the offer for the trade of securities of TAM S/A (“TAM“) with securities of LAN Airlines S.A. (“LAN”), we notify, as follows: (i) the relations between TAM and its related Parties, on one hand, and: (ii) on the other hand, the relations between as LAN and its related Parties, with the appraisers. References to TAM or to LAN include, also, their controlled companies, or the companies that belong to their respective economic groups.

(1)      Relations between TAM and the appraisers:

TAM and Crédit Agricole Corporate Finance Brasil Consultora Financeira Ltda.:

TAM has invested in investments funds managed by Companies in this same economic group, as well as in their derivative contracts. In addition, the Company belongs to the same economic group than the group of the lessor in lease agreements for three (03) airplanes with TAM, in effect, for, approximately, US$ 49 million. Likewise, the Company belongs to the same economic group of the institution who acted, in 2010, as the co-manager for the issuance of bonds by TAM.

TAM and Banco Santander (Brazil) S.A.:

TAM owns hedging transactions and CDBs at the institution. Additionally, TAM hired the institution to render payroll services, and Multiplus S/A (Controlled by TAM) hired the institution to render collection services. These hiring were carried out in accordance with market conditions. Lastly, TAM is the holder of checking account at the institution. Moreover, the institution belongs to the same economic group than the lessor in lease agreements for four (04) airplanes executed by TAM, in effect, for, approximately, US$ 35 million. In addition, the Company belongs to the same economic group of the institution who acted, in 2011 as jointbook runners for the issuance of bonds by TAM.

TAM and Jefferies & Company, Inc.:

There is no material relation for the period.

TAM and Bradesco BBI S.A.:

TAM, or companies of the same economic group, hired guarantees from the institution for, approximately, R$ 18 million.

The institution, or companies of the same economic group, coordinated the issuance of debentures by TAM (TAMM11), receiving consideration for, approximately, R$ 2.5 million.

TAM acquired debentures from the institution, or from Company that belong to the same economic group, for, approximately, R$ 11.8 million.

(2)      Relation between LAN and the appraisers:

LAN and Crédit Agricole Corporate Finance Brasil Consultora Financeira Ltda.:

LAN has effective lease agreements, syndicated, executed with Companies that belong to the same economic group of the institution, for twenty-three (23) airplanes. The portion of the syndicated lease, which the institution undertook, is of, approximately, US$ 282 million.

Additionally, the institution coordinates other transactions forecasted for 2012, in which it is the financer.

LAN and Banco Santander (Brazil) S.A.:

LAN and the institution, or the institutions that belong to the same economic group have effective financing agreements for forty-five (45) airlines, for, approximately, US$ 514 million.

LAN holds bank deposits at institutions that belong to the same economic group than the institution. Additionally LAN has hired, at institutions that belong to the same economic group, cash flow management, standby-credit guarantee letters, Exchange agreements, and payroll services.

LAN and Jefferies & Company, Inc.:

There is no material relation for the period.

LAN and Bradesco BBI S.A.:

There is no material relation for the period.

ATTACHMENT II

Proposals and fees of the appraisers recommended by the Board of Directors

CRÉDIT AGRICOLE
CORPORATE & INVESTMENT BANK

São Paulo, November 24th, 2011

To:

TAM S.A.
Av. Jurandir, 856 – Hangar VII – 3rd Floor
Jd. Aeroporto, São Paulo, SP, 04072-000
Brazil

LAN Airlines S.A.
Avenida Americo Vespucio, 901 Renca
Santiago de Chile
Chile

Attention: TAM S.A.'s Board of Directors and LAN Airlines S.A.'s Board of Directors

Dear Mrs. Maria Cláudia Oliveira Amaro and Mr. Jorge Awad Mehech,

Following our preliminary discussions with TAM S.A. ("TAM") regarding the preparation of a valuation report ("Appraisal Report") of TAM and LAN Airlines S.A. ("LAN"), together the "Companies", as part of the transaction approved by the board of directors of the Companies on January 18th, 2011 ("Transaction"), Crédit Agricole Corporate Finance do Brasil – Consultoria Financeira Ltda. ("Crédit Agricole") presents this proposal ("Proposal Letter") for the preparation of the Appraisal Report, in accordance with the provisions of the law N. 6404/76 and amendments ("Law") and CVM Instruction N. 361, dated March 5th, 2002 and amendments.

Services to be provided

The Appraisal Report will be prepared to evaluate (i) the exchange ratio between TAM shares and the new shares to be issued by LAN as a result of the Transaction, (ii) the value per share of TAM and (iii) the value per share of LAN as required by law or the Companies, as well as to support the delisting of TAM shares using valuation methodologies that Crédit Agricole will deem appropriate.

CRÉDIT AGRICOLE Legal BRASIL

Crédit Agricole Corporate Finance Brasil Ltda
Al. Itu 852, 16° andar 01421-001 São Paulo SP Brasil
1/4

CRÉDIT AGRICOLE
CORPORATE & INVESTMENT BANK

Scope of Work

1. In order to prepare the Appraisal Report, Crédit Agricole will perform the following tasks:

(i) familiarize itself with the business, operations, financial condition and prospects of the Companies, based on discussions with the Companies and publicly available information

(ii) perform financial analyses, which could include a discounted cash flow analysis, comparing certain financial information between the Companies, certain information of the Companies with other publicly traded companies, the historical share price of the Companies and other analyses that Crédit Agricole will deem appropriate ;

(iii) present the Appraisal Report, containing the valuation criteria set forth above, including details of the main macroeconomic, financial and operational assumptions.

2. – Crédit Agricole will perform its analyses based on publicly available information as well as information provided by the Companies. Companies will be responsible for providing Crédit Agricole, based on their best knowledge and within the legal framework, with all information and data relating to the Companies and their activities, which are necessary for Crédit Agricole to elaborate the Appraisal Report, including:

(i) Audited financial statements ("AFS") of TAM and LAN;

(ii) Operating data and management information from TAM and LAN;

(iii) Companies' management forecasts and projections;

Crédit Agricole will take no responsibility for checking, and will not verify, the truthfulness, consistency, accuracy, and completeness of the information contained in such reports. With respect to the management forecasts and projections, Crédit Agricole will assume that they have been prepared on bases reflecting the best currently available estimates and judgments of the management of the Companies.

CRÉDIT AGRICOLE Legal BRASIL

Crédit Agricole Corporate Finance Brasil Ltda
Al. Itu 852, 16º andar 01421-001 São Paulo SP Brasil
2/4

For the elaboration of the Appraisal Report, Crédit Agricole will allocate an experienced team composed of the following members, not excluding the participation of additional professionals if necessary:

	Name	Position	Role
Execution Team	Jean-Marc NGUYEN	Director – Head of Transportation M&A	Sector Expert Supervisor
Execution Team	Pedro SALGADO	Vice President (M&A)	Day-to-day Execution Leader
Execution Team	Joaquim BORDON	Senior Analyst (M&A)	Senior Modeler
Execution Team	Gustavo KOK	Senior Analyst (M&A)	Senior Modeler
Support Team	Bertrand PEYRELONGUE	Global Head of M&A	M&A Senior Management
Support Team	Brian BOLOTIN	Managing Director – Head Transportation Group for the Americas	Industry Coverage
Support Team	Elisa LAJONCHERE	Managing Director	Industry Coverage
Support Team	Maria RODRIGUEZ	Vice President	Industry Coverage
Support Team	Steven ASSIS	Senior Banker	Client Coverage

Remuneration

In return for these services, as described above, Crédit Agricole will be entitled to the compensation of USD 900,000.00 (nine hundred thousand U.S. dollars), to be paid by LAN, on the day of the delivery of the Appraisal Report by Crédit Agricole;

The amounts owed to Crédit Agricole, in accordance with this Proposal Letter, will be net of any tax. In this context, the corresponding values of the ISS, PIS and COFINS taxes must be added to the owed amount.

Expenses

LAN shall reimburse Crédit Agricole all assignment expenses reasonably incurred by Crédit Agricole within the framework of this assignment, it being understood that, if and when the cumulated amount of those assignment expenses reach R$ 25,000 (twenty five thousand Reais), Crédit Agricole shall inform LAN and seek its approval for the additional expenses above that amount.

Crédit Agricole Corporate Finance Brasil Ltda
Al. Itu 852, 16° andar 01421-001 São Paulo SP Brasil
3/4

CRÉDIT AGRICOLE
CORPORATE & INVESTMENT BANK

Confidentiality

This Proposal Letter is strictly confidential and is not to be disclosed to any third party.

Miscellaneous

Nothing in this Proposal Letter shall be considered as an obligation for Crédit Agricole to provide any sort of financing to the Companies, whatsoever.

The present agreement shall be governed by Brazilian law.

Any dispute arising from this Proposal Letter which cannot be amicably settled shall be referred to the courts of the City of São Paulo - SP, Brazil.

If you comply and agree with the terms and conditions of this Proposal Letter, please insert your "agree" below and we shall reflect this agreement through the signing of a contract.

We would like to reiterate our enthusiasm for the opportunity to work with LAN and TAM in this project and we are at your disposal for any clarifications that may be required.

Sincerely,

______________________ ______________________
Elise Romeu | Yannick Hamonic
Crédit Agricole Corporate Finance Brasil – Consultoria Financeira Ltda.

Agreed on: 30/ 11 / 11

______________________ ______________________
By: | Por:
LAN Airlines S.A.

Intervening consenting party:

______________________ ______________________
By: | Por:
TAM S.A.

CRÉDIT AGRICOLE Legal BRASIL

Crédit Agricole Corporate Finance Brasil Ltda
Al. Itu 852, 16° andar 01421-001 São Paulo SP Brasil
4/4

São Paulo, 22 November 2011.

Strictly Private & Confidential

LAN Airlines Presid. Riesco 5711, 20th Floor Las Condes - Santiago Chile	S.A. TAM S.A. Av. Jurandir, 856 Lote 4 1st floor Sao Paulo - SP Brazil

 Att. Members of the Board of Directors of TAM S.A. and LAN Airlines S.A.

Dear Sirs,

Ref: Proposal of financial advisory services

Banco Santander (Brasil) S.A. ( Santander ) is pleased to submit to the Board of Directors ( BoD ) of TAM S.A. ( TAM ) and of LAN Airlines S.A. ( LAN or the Company ) its advisory proposal ( Proposal ) to act as the financial advisor in the context of the de-listing tender offer of TAM through the exchange of TAM s voting and preferred shares into Brazilian Depositary Receipts of a Chile-based holding company that is to be merged into LAN (the Transaction or DTO ).

Santander is highly interested in and believes to be uniquely positioned to advise the Company in such an important transaction. Our team is available to further discuss the technical aspects of this Proposal at your convenience.

1.	UNDERSTANDING OF THE TRANSACTION

On 13 August 2010, LAN and TAM announced the execution of a non-binding memorandum of understanding ( MOU ) setting the terms and conditions of a potential merger of the companies with the purpose of creating a new Latin American airline and cargo carrier.

On 18 January 2011, the controlling shareholders of LAN and of TAM entered into the definitive agreements setting the terms and conditions of the merger of the companies as per the MOU. Among the several corporate and regulatory acts required to execute the Transaction, we understand that LAN is to launch a tender offer directed to TAM s minority shareholders aiming at the de-listing of TAM from Bovespa by means of a share exchange offer whereby minority shareholders in TAM would exchange their current shares into BDRs of a newly created Chilean holding company that is to be merged into LAN.

The DTO is to comply with the provisions of the Brazilian Corporate Law (Lei das S.A. 6.404 / 1976) and CVM Instruction 361 / 2002. For the purposes of the DTO, the BoD has asked Santander to present its Proposal to act as the financial advisor of the Company in connection with the issuance of a valuation report ( Laudo de Avaliação ).

2.	SANTANDER S ADVISORY EXPERTISE

Santander is uniquely positioned to advise the Company in such strategic Transaction. Santander will assign its M&A team in Brazil to provide a complete financial advisory solution to the Company.

▪	Highly-qualified and seasoned M&A team

Santander offers the very best credentials in the areas of expertise that will be critical for the success of this assignment. Santander will assign a team specialized in M&A transactions with successful track-record in transactions in Brazil and Latin America. Please refer to Appendices I and II for Santander s Selected M&A Credentials in Brazil and Chile

Santander is a leading M&A house in Brazil and in Chile:

-	#5 the year-to-date 2011 in Brazil with 13 announced transactions with an aggregate transaction value in excess of US$ 13 billion (Thomson Announced Transactions);

-	#1 in the year-to-date 2011 in Chile with 5 transactions with an aggregate transaction value in excess of US$ 1.6 billion (Thomson Completed Transactions)

-	#3 in Brazil in 2010 with 21 announced transactions with an aggregate transaction value in excess of US$ 13 billion (Bloomberg Announced Transactions);

-	#1 in Brazil in 2009 with 18 announced transactions with an aggregate transaction value in excess of US$ 20 billion (Bloomberg Announced Transactions);

-	#2 in Brazil in 2008 with 28 completed transactions (Thomson Completed and Announced Transactions);

-	#1 in Brazil in 2007 with 21 transactions with an aggregate amount in excess of US$ 46.3 billion (Bloomberg Completed Transactions).

▪	Expertise in Laudos de Avaliação and Fairness Opinions

Santander presents extensive experience in preparing Laudos de Avaliação and Fairness Opinions, having advised in more than 18 transactions in Brazil

March2011
Telefonica
Merger of shares between Telesp and Vivo Participações
vivo
R$ 33.200,000,000
Financial Advisor to Telesp

August 2010
Apax
Valuation report to support a tender offer to acquire up to the totality of the shares of Tivit Terceirização de Processos, Serviços e Tecnologia S.A.
TIVIT
US$ 441,400,000
Financial Advisor to the Buyer

June 2010
Guarani Tereos
Merger of Açúcar Guarani and Tereos International
R$6,400,000,000
Financial Advisor to Guarani

Mexico
Grupo Global Telecom
TELMEX
Fairness opinion to Carso Global Telecom and Telmex International for the acquisition of America Movil américa móvil
US$ 27,387,000,000
Financial Advisor to the Buyer

April 2010
Merger of Dufry AG and Dufry South America Ltd.
US$ 2,695,000,000

December 2009
Tractebel Energia
GDF SUEZ
Valuation Report on Estreito power plant to Tractebel Energia in connection with its acquisition of a 40.07% stake in the plant
R$ 1,420,770,622
Financial Advisor

December 2009
BERTIN JBS
Merger of Bertin S.A. and JBS S.A. to create the largest animal protein producer in the world
US$ 14,645,693,183
Financial Advisor to Bertin

November 2009
USIMINAS
Merger of steel processing and distribution business controlled by Usiminas
Confidential
Financial Advisor to Usiminas

July 2009
Votorantim
Tender offer for the remaining public float of voting shares of
Aracruz
US$ 126,637,100
Valuation Report and Financial Advisor

April 2009
BR PETROBRAS
Acquisition of a 60.0% stake in Petrobras Energía Perú S.A.
US$ 619,400,000
Financial Advisor to the Buyer

Announced in January 2009
Votorantim
Celulose e Papel
Valuation Report on Aracruz Celulose S.A to Votorantim Celulose e Papel in connection with its acquisition of Aracruz Celulose S.A
US$ 5,486,490,000
Financial Advisor

December 2008
QUATTOR
Valuation Report for the delisting tender offer of Petroquímica União S.A.
R$271,583,406
Financial Advisor

June 2008
BR PETROBRAS
Financial Advisor in connection with the mandatory tender offer for the total float of common and preferred shares of Suzano Petroquímica S.A.
R$566,149,390
Financial Advisor to Petrobras

May 2008
BR PETROBRAS
Contribution of Petrobras' and Petroquisa's stakes in Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia in Braskem S.A.
R$2,218,292,000
Financial Advisor to Petrobras

May 2007
BR PETROBRAS
Sale of Petrobras Bolivia Refinación S.A. to the Bolivian Government
US$112,000,000
Financial Advisor to the Seller

December 2007
GP Investments
Tender offer for 1/3 of the preferred shares of Magnesita S.A.
R$150,000,000
Financial Advisor to the Buyer

November 2007
oi TELEMAR
Tender offer for preferred shares in Telemar Norte Leste S.A.
US$444,912,005
Financial Advisor to the Buyer

June 2007
ArcelorMittal
Mandatory Tender Offer for the voting shares of
Arcelor Brasil
R$11,488,084,010
Intermediary Institution

In this Proposal we present: (i) proposed scope of work of Santander; (ii) proposed remuneration; (iii) Santander s selected M&A credentials; and (iv) CVs of the assigned senior team.

3.	SCOPE OF WORK OF SANTANDER

Santander s scope of work in connection with this Transaction is outlined as follows:

a.	Based on the information to be provided by LAN and TAM, undertake in conjunction with the Company, a study and analysis of the business, assets, operations and financial condition of LAN and of TAM to the extent Santander deems appropriate and feasible;

b.	Based on the information to be provided by LAN and TAM, and in conjunction with the Company, undertake a valuation analysis of LAN and TAM based on methodologies that Santander considers to be the most appropriate and consistent with the specific circumstances of the potential Transaction, including, but not limited to, discounted cash flow analysis ( DCF ), comparable trading companies multiples, market value and comparable transaction multiples (if applicable);

c.	Prepare and issue a valuation report ( Laudo de Avaliação ) pursuant to CVM Instruction 361 / 2002, which would refer to the rules applicable to an eventual de-listing of TAM;
d.	Rendering such other financial advisory and investment banking services as may from time to time be mutually agreed upon by Santander and the Company.

The Company acknowledges and accepts that:

The Laudo de Avaliação will be prepared by Santander exclusively in compliance with CVM Instruction 361 / 2002 and for no other purpose. The Laudo de Avaliação shall not be used for any other purpose other than Transaction and cannot be disclosed to or utilized by third parties, nor distributed, reproduced or used for any other purpose without Santander s previous and written consent.

The Laudo de Avaliação will be prepared exclusively in Portuguese and be governed by, and construed in accordance with, Brazilian law, and in the case that it is translated to another language, the Portuguese version shall prevail for all purposes

The duties and responsibilities of Santander under this Proposal do not include general financial or strategic advice and shall be limited to those expressly set out herein. In particular Santander s responsibilities shall not include giving tax, legal, regulatory, accounting, actuarial or other specialist or technical advice or services, on all of which the Company shall seek independent advice from its other professional advisers.

4.	SANTANDER TEAM

Santander has a team of approximately 33 professionals exclusively dedicated to M&A in Sao Paulo and Santiago available to work in this strategic Transaction for TAM and LAN.

For this Transaction, Santander will deploy a highly-qualified execution and supervision team composed by professionals with an aggregate track record of more than 150 M&A transactions concluded in Brazil and Latin America, and with extensive experience in the preparation of Laudo de Avaliação and Fairness Opinions (please refer to Appendix III for the detailed CVs of assigned senior team members):

Flávio Valadão, Managing Director Head of M&A Brazil with over 17 years of experience in M&A having successfully advised in more than 80 transactions in Brazil and Latin American with an aggregate transaction value in excess of US$ 112 billion

Luis Enrique Devis, Managing Director M&A Brazil with over 16 years of experience in M&A having successfully advised in more than 50 transactions in Brazil and Latin American with an aggregate transaction value in excess of US$ 89 billion

Ricardo Bellissi, Vice President M&A Brazil with over 8 years of experience in M&A having successfully advised in more than 25 transactions in Brazil and Latin American with an aggregate transaction value in excess of US$ 35 billion

In addition to the senior team allocated to this assignment, Santander will also assign a team of associates and analysts for the execution of this advisory service.

5.	PROPOSED REMUNERATION, TAXES AND REIMBURSEMENT OF EXPENSES

For the services to be provided under item 3 above, and upon de the delivery of the Laudo de Avaliação, Santander will be entitled to a remuneration of R$1,200,000.00 (one million, two hundred thousand Brazilian Reais).

Santander s out-of-pocket and other expenses incurred (including but not limited to travel, lodging, transportation, telecommunications, mailing, copying, printing and market and other research to prepare the documentation) in connection with this assignment shall also be reimbursed by the Company, under certain terms and conditions to be agreed between Santander and the Company.

All fees and other sums payable to Santander under this Proposal shall be net of any deduction or withholding of any tax. If the Company is obliged to make any deduction or withholding of any tax, the amount payable to Santander shall be grossed up to ensure that after such deduction or withholding the amount otherwise payable remains.

6.	VALIDITY AND OTHER INFORMATION

The detailed terms and conditions of this Proposal will be included in our formal engagement letter ( Engagement Letter ), which shall be governed by, and construed in accordance with, Brazilian law, and shall include, among other dispositions, clauses regarding confidentiality, validity, termination, indemnity, definitions, the right to disclose the services provided herein to the M&A league table agencies (such as Bloomberg, Thomson, Dealogic etc).

This Proposal is valid for a period of 15 days from the date hereof.

Once again, we would like to emphasize Santander s strong interest in providing their services and working with LAN and TAM on this important transaction. We remain at your entire disposal to clarify any question or comments regarding the terms and conditions of this Proposal, or any other matters that the BoD or the companies deem relevant.

Santander looks forward to hearing from you and is prepared to dedicate the necessary resources to this assignment immediately upon receiving an executed copy of this Proposal.

Please do not hesitate to contact Flavio Valadao (+55 11 3553 0819) or Ricardo Bellissi (+55 11 3553 0841) at your earliest convenience to discuss any matters regarding the foregoing.

Yours faithfully,

Banco Santander (Brasil) S.A.

APPENDIX I: SANTANDER’S SELECTED M&A CREDENTIALS IN BRAZIL

APPENDIX II: SANTANDER  S SELECTED M&A CREDENTIALS IN CHILE

September 2011
QUIÑENCO S.A.
Acquisition of Chilean fuel and lubricants businesses to
Terpel
US$ 320,000,000
Exclusive Financial Advisor to Quiñenco

July 2011
Carozzi
Acquisition of 100% of
US$ 82,000,000
Exclusive Financial Advisor to Carozzi

May 2011
QUIÑENCO S.A.
Acquisition of Chilean fuel and lubricants businesses to
US$ 633,000,000
Exclusive Financial Advisor to Quiñenco

April 2011
Sempra Energy
Acquisition of 50% of Chilquinta and 38% of Luz del Sur to
AEI
US$ 875,000,000
Financial Advisor to Sempra

January 2011
LAN
Has sold Blue Express to
Bethia
US$ 54,000,000
Exclusive Financial Advisor to LAN

December 2010
enersis
Carve-out and sale of
synapsis
US$ 52,000,000
Exclusive Financial Advisor to Enersis

November 2010
Marubeni
INCJ
Santander Infrastructure Capital
Santander Infrastructure sold Aguas Nuevas to Marubeni and INCJ
Confidential
Exclusive Financial Advisor to SIF

September 2010
COFCO
BISQUERTT
Acquisition of assets of Viña Bisquert by COFCO
Confidential
Exclusive Financial Advisor to Cofco

September 2010
Cintra
Has sold 60% of Cintra Chile to
isa
€ 1,600,000,000
Financial Advisor to Cintra

May 2010
COPEC
Terpel
Acquisition of 47.2% of Proenergía, parent company of Terpel
US$ 285,000,000
Exclusive Financial Advisor to COPEC

December 2009
Camil
TUCAPEL
Acquisition of Empresas Tucapel S.A. by Camil Alimentos S.A.
Confidential
Exclusive Financial Advisor to Camil

November 2009
CODELCO
GDF SUEZ
Merger of energy assets in the SING (Edelnor, Electroandina, CTA, CTH, Gasoducto Nor Andino Chile, Gasoducto Nor Andino Argentina)
US$ 2,300,000,000
Exclusive Financial Advisor to Codelco

October 2009
Empresas cmpc
Acquisition by Empresas CMPC S.A. of the Guaiba pulp and paper production unit from Aracruz Celulose e Papel S.A. (Fibria)
US$ 1,430,000,000
Exclusive Financial Advisor to CMPC

June 2009
CGE
IBERDROLA
Acquisition of Ibener to Iberdrola
US$ 282,000,000
Exclusive Financial Advisor to CGE

June 2009
enersis
Fairness Opinion
edelnor
N.A.
Financial Advisor

January 2009
Santander Infrastructure Capital
Aguas Nuevas
Acquisition of Aguas Nuevas Water and Sewage Company
Confidential
Buy Side Advisory

December 2008
SOUTHERN CROSS GROUP
DIPROC
Acquisition of 6 Regional Food Retailers
Confidential
Buy Side Advisory

December 2008
Santander Infrastructure Capital
central
RUTAS
Acquisition of 50% of Rutas del Pacifico and 48% of Autopista Central
US$ 1,645,000,000
Buy Side Advisory

November 2008
Telefónica
Tender Offer
US$ 815,000,000
Buy Side Advisory

January 2008
Santander
ING
Sale of pension business in Mexico, Chile, Uruguay, Argentina and Colombia
US$ 1,476,000,000
Sell Side Advisory

August 2007
SOUTHERN CROSS GROUP
GASATACAMA
Acquisition of 50% of Inversiones GasAtacama Holding Ltda shares,
US$ 80,000,000
Buy Side Advisory

April 2007
RIPLEY
Valuation of property assets
Confidential
Financial Advisor

March 2006
SOUTHERN CROSS GROUP
essbio
Nuevo Sur Maule
Acquisition of 50,97% of ESSBIO and 100% of Aguas Nuevo Sur Maule
US$ 360,000,000
Buy Side Advisory

2005
COLBUN S.A.
Advisory on the company's restructuring process
Fairness Opinion
Confidential
Financial Advisor

2004
BANCO SANTIAGO EXPRESS
Sale of Banco Santiago Express to Banco Paris
€ 190,000,000
Sole Financial Advisor to the seller
BANCO REAL

APPENDIX III: CVS OF SENIOR TEAM ALLOCATED TO THE TRANSACTION

Flávio Valadão Managing Director, Head of M&A Brazil: Flávio Valadão joined Santander in 2008 as Head of Corporate Finance Americas. Mr. Valadão worked at ABN AMRO since 1998 and in 2006 was appointed the Head of M&A for Latin America. Prior to ABN AMRO, Mr. Valadão worked for 8 years in Paribas Bank. Throughout his career, Mr. Valadão originated and led the execution of various Tender Offers, IPOs, privatizations and several M&A transactions throughout Latin America, mainly in the Energy & Resources, Water & Sewage, Food & Beverage and Financial Institutions industries. Mr. Valadão has a BA in Electric Engineering from Escola of Engenharia Mauá and a Masters in Electric Engineering from Université of LiIle, France. Mr. Valadão is fully proficient in Spanish, English, French and Portuguese

Announced / Completed Transactions
Year	Clients	Country	Transactions	Volume (US$ MM)	Industry
2011	Banco Santander (Brasil) S.A.	Brazil	Sale of 51% of Santander s insurance operations in Brazil, Chile, Mexico, Argentina to Uruguay to Zurich	1,670	Insurance
2011	Iberdrola	Brazil	Acquisition of Elektro	2,400	Energy
2011	Terminal de Contêineres de Paranaguá	Brazil	Sale of 50% of TCP to Advent International	Undisclosed	Logistics
2010	CSN	Espanha	Acquisition of AG Cementos Balboa Alfonso Gallardo SA	465	Cement
2010	Grupo Cerradinho	Brazil	Sale of 100% of Catanduva and Potirendaba(SP) mills to Noble Group	950	Sugar and Ethanol
2010	Repsol	Brazil	Sale of 30% of Alberto Pasqualini refinary Refap to Petrobras	850	Oil & Gas
2010	Isolux, Cobra and Elecnor	Brazil	Sale of 7 transmission line companies to State Grid	1,821	Energy
2010	Isolux and Cobra	Brazil	Sale of the stakes of Isolux and Cobra in LT Triângulo S.A. to Elecnor	208	Energy
2010	Eni	Brazil	Sale of Gas Brasiliano Distribuidora S.A. to Petrobras	250	Oil & Gas
2010	Omega Energia Renovável	Brazil	Sale of 39.84% stake of Omega Energia Renovável S.A. to Warburg Pincus do Brasil Ltda	100	Energy
2010	Apax	Brazil	Valuation report to support a tender offer to acquire up to the totality of the shares of Tivit Terceirização de Processos, Serviços e Tecnologia S.A.	441	TI
2010	Braskem	Brazil	Acquisition of 60% of Quattor	4,000	Petrochemicals
2010	Predileto Alimentos S.A.	Brazil	Sale of 50% stake in Moinhos Cruzeiro do Sul S.A. to Glencore	195	Food
2010	Vale S.A.	Brazil	Valuation Report on Ferrovia Centro Atlântica S.A	1,708	Infrastructure
2010	Unilever	Brazil	Sale of Unilever s tomato business in Brazil to Cargill	360	Food
2010	Brisa Auto-estradas de Portugal S. A	Brazil/Portugal	Sale of Brisa s 6.0% interest in CCR to the remaining Controlling Shareholders	690	Infrastructure
2010	Carso Global Telecom S.A.B. de C.V.	Mexico	Fairness opinion to Carso Global Telecom and Telmex International for the acquisition of America Movil	27,388	Telecom
2010	Equipav	Brazil	Sale of 50.34% stake of Equipav S.A. Açúcar & Álcool to a Shree Renuka Sugars Limited	692	Sugar and Ethanol
2009	SantelisaVale Bioenergia	Brazil	Sale of SantelisaVale Bioenergia to a LDC Bioenergia	5,198	Sugar and Ethanol
2010	Dufry AG and Dufry South America	Switzerland / Brazil	Merger of Dufry AG and Dufry South America Ltd.	2,695	Retail
2009	Bertin	Brazil	Merger of JBS and Bertin	14,445	Food & Beverages
2009	CMPC	Brazil	Acquisition of the Guaíba Unit from Fibria	1,431	Pulp & Paper
2009	Termogás	Brazil	Acquisition of El Paso share in Termonorte, Termo O&M and Dutonorte	279	Power & Utilities
2009	Usiminas	Brazil	Acquisition of Zamprogna	275	Metals & Minig

Announced / Completed Transactions
Year	Clients	Country	Transactions	Volume (US$ MM)	Industry
2009	TIM Participações	Brazil	Acquisition of 100% of the shares in Intelig Telecomunicações S.A.	371	Telecom
2009	Petrobras	Brazil	Acquisition of 60% of Petrobras Energia Peru S.A.	619	Petrochemicals
2008	Petrobras / Unipar	Brazil	Valuation Report in connection with the Mandatory Tender Offer for Suzano Petroquímica	330	Petrochemicals
2008	Braskem / Unipar	Brazil	Sale of 69,68% of the total shares of Petrflex Ind. E Comércio to Lanxess Deutschland GmbH	458	Petrochemicals
2008	Nilza	Brazil	Acquisition Montelac Alimentos S.A.	86	Food & Beverages
2008	Marfrig	Brazil	Acquisition of the poultry division of Predileto Alimentos S.A.	53	Food & Beverages
2008	GP Investments	Brazil	Tender offer for the remaining public float of common shares of Magnesita	180	Metals & Mining
2008	GP Investments	Brazil	Tender Offer for 1/3 of the preferred shares of Magnesita S.A.	94	Metals & Mining
2008	Petrobras	Brazil	Sale of 24,3% of Rio Polímeros S.A. to BNDES and Unipar	371	Petrochemicals
2008	Grupo Soma	Brazil	Acquisition of 100% of Top Services and 100% of People Domus and sale of a controlling stake in the combined entity to GP Investiment	56	Services
2008	Petrobras	Brazil	Creation of Sociedade Petroquímica (Quattor)	3,806	Petrochemicals
2007	Braskem	Brazil	Acquisition of Ipiranga s assets	4,000	Petrochemicals
2007	Carrefour	Brazil	Acquisition of Atacadão	1,116	Retail
2007	Casino	Colombia	Acquisition of a 21,9% stake in Almacenes Exito S.A. from Toro Family	321	Retail
2007	Eyebens Part.	Brazil	Acquisition of controlling stake in Enesa Engenharia	14	Construction
2007	GP Invesiments	Brazil	Acquisition of 70.7% of voting shares and 38.6% of Magnesita total capital	775	Metals & Mining
2007	Petrobras	Brazil	Sole financial advisor to Petrobras in the acquisition of 76.6% controlling stake in Suzano Petroquímica S.A.	1,793	Petrochemicals
2007	Petrobras	Bolivia	Sale of 100% of Petrobras Bolivia Refinación to the Bolivian Government	112	Oil & Gas
2007	Minas Itatiaiuçu	Brazil	Sale of 100% of the shares to London Mining LLC	89	Metals & Mining
2007	TNT B.V.	Brazil	Acquisition of 100% of Expresso Mercúrio	Undisclosed	Transportation
2007	Yara	Brazil	Tender offer for the remaining public float of Fertibras S.A. and subsequent squeeze-out of minorities	100	Fertilizers
2006	Banco Real	Brazil	Creation of Fidelity Processadora e Serviços S.A., one of the largest credit card processors in Brazil	Undisclosed	Financial Services
2006	BHP Billiton Plc.	Brazil	Sale of a 45% stake in Valesul Alumínio S.A.	28	Metals & Mining
2006	CVRD	Brazil	Acquisition of 100% of Inco shares	20,335	Metals & Mining
2006	Grupo Brasfanta	Brazil	Sale of a 30% equity stake in Kimberly-Clark Kenko	Undisclosed	Consumer Goods
2006	Petrobras	Brazil	Acquisition of Macaé Merchant gas-fired power plant	357	Power & Utilities
2006	Yara International	Brazil	Acquisition of a controlling stake in Fertibrás S.A.	208	Fertilizers
2005	Banco Real	Brazil	Sale of 100% of Real Seguros and 50% of Real Vida to Tokio Marine	379	Financial Institutions
2005	BG Group	Brazil	Sale of Iqara Telecom	Undisclosed	Telecom
2005	BG Group	Brazil	Sale of DIrectNet	Undisclosed	Telecom
2005	Petrobras	Brazil	Acquisition of MPX gas-fired power plant	137	Power & Utilities

Announced / Completed Transactions
Year	Clients	Country	Transactions	Volume (US$ MM)	Industry
2005	Petrobras	Brazil	Acquisition of Eletrobolt gas-fired power plant	65	Power & Utilities
2005	Kloninklijke Ahold	Brazil	Sale of G. Barbosa	Undisclosed	Retail
2005	Suzano Petroquímica	Brazil	Acquisition of 50% of Polibrasil Participações	277	Petrochemicals
2005	Suzano Petroquímica	Brazil	Sale of Norcom Compostos Termoplásticos	23	Petrochemicals
2004	Kloninklijke Ahold	Brazil	Sale of Supermercados Bompreço	300	Retail
2004	Kloninklijke Ahold	Brazil	Sale of HiperCard	200	Financial Services
2003	Banco Real	Brazil	Outsourcing of IT networks to Telemar	53	Telecom
2002	Petrobras Química S.A.	Brazil	Creation of Braskem	1,057	Petrochemicals
2001	ABN AMRO	Chile	Sale of ABN AMRO s Retail Network	Undisclosed	Financial Institutions
2001	CSN	Brazil	Restructuring of CSN s interest in CVRD	2,118	Metals & Mining
2001	Fagor Ederlan	Brazil	Acquisition of controlling stake in Fundição Brasileira	Undisclosed	Auto parts
2001	Grupo Errazuriz	Chile	Sale of Planvital pension fund	Undisclosed	Financial Institutions
2000	Abril	Brazil	Sale of HBO Brazil	Undisclosed	Media
2000	Abril	Brazil	Sale of EuroChannel	Undisclosed	Media
2000	Agip	Brazil	Acquisition of Shell s Gas Stations in the Mid-west	Undisclosed	Oil & Gas
1998	Government of Pernambuco	Brazil	Privatization of Bandepe	189	Financial Institutions
1998	Government of Rio Grandedo Sul	Brazil	Privatization of Cia União de Seguros	46	Financial Institutions
1997	Bolivian Government	Bolivia	Privatization of SEMAPA	450	Water & Sewage
1997	Vivendi	Brazil	Acquisition of a 40% stake in Sanepar	230	Water & Sewage
1997	Bolivian Government	Bolivia	Privatization of a company in La Paz y El Alto to Lyonnaise des Eaux	360	Water & Sewage
1995	Government of Panama	Panama	Privatization of a company in La República de Panama	500	Water & Sewage
1995	Government of Trinidad y Tobago	Trinidad y Tobago	Privatization of WASA to Severn Trent	500	Water & Sewage
1994	Government of Peru	Peru	Privatization of Tintaya to Magma Copper	358	Metals & Mining
1994	Lyonaisse des Eaux	Brazil	Acquisition of a company in the city of Limeira together with Odebrecht	120	Water & Sewage
1994	Government of Peru	Peru	Privatization of a company in Peru to Lyonnaise des Eaux	140	Water & Sewage
1994	Bolivian Government	Bolivia	Valuation report on Lloyd Aéreo Boliviano (LAB)	48	Airlines

Luis Enrique Devis Managing Director, M&A Brazil: Luis Enrique Devis joined Santander in 2007 as Head of M & A for Brazil, and is currently responsible for the clients of Santander s Global Banking & Markets. Mr. Devis has over 16 years of experience in M&A in Brazil and Latin America, having successfully completed over 50 transactions for circa US$89 billion. Before joining Santander, Mr. Devis worked for ABN AMRO with a focus on the TMT sector for Latin America, based in São Paulo, New York and Bogota. Prior to that, Mr. Devis worked at Morgan Stanley, Deutsche Morgan Grenfell and Corfivalle in Colombia. Mr. Devis has a degree in Industrial Engineering at Universidad de los Andes and also worked as a professor of corporate finance and Roman history at the Universidad de los Andes and at the Colegio de Estudios Superiores de Administración - CESA. Luis Enrique is fluent in English, Portuguese, French and Spanish (native).

Announced / Completed Transactions

Year	Clients	Country	Transactions	Volume (US$ MM)	Industry
2011	Contax	Latam	Acquisition of Allus	200	Telecom
2011	Telesp (Telefónica Group)	Brazil	Merger of shares with Vivo Participações	20,048	Telecom
2011	Unialco	Brazil	Sale of 50% of the Vale do Paraná mill to Colgua	Undisclosed	Sugar & Ethanol
2011	Terminal de Contêineres de Paranaguá	Brazil	Sale of 50% stake of Terminal de Contêineres de Paranaguá to Advent International	N.D.	Logistics
2011	Unilever	Brazil	Sale of Unilever s tomato business in Brazil to Cargill	360	Food & Beverages
2010	Grupo Cerradinho	Brazil	Sale of 100% of Catanduva and Potirendaba(SP) mills from Cerradinho Açúcar, Etanol e Energia S.A. to Noble Group	950	Sugar and Ethanol
2010	Brisa Auto-estradas de Portugal S. A	Brazil/Portugal	Sale of Brisa s 6.0% interest in CCR to the remaining Controlling Shareholders	690	Infra-structure
2010	Açúcar Guarani	Brazil/Europe	Merger with Tereos EU	1,900	Sugar & Ethanol
2010	Carso Global Telecom S.A.B. de C.V.	Mexico	Fairness Opinion to Carso Global Telecom S.A.B. de C.V. ( CGT ) in connection with the exchange offer launched by America Movil S.A.B. de C.V.	27,388	Telecom
2010	Equipav	Brasil	Sale of 50.3% stake of Equipav S.A. Açúcar & Álcool to Shree Renuka Sugars Limited	692	Sugar and Ethanol
2009	SantelisaVale Bioenergia	Brazil	Sale of SantelisaVale Bioenergia to LDC Bioenergia	5,198	Sugar & Ethanol
2009	Bertin	Brazil	Merger of JBS and Bertin	14,445	Food & Beverages
2009	CMPC	Brazil	Acquisition of the Guaíba Unit from Fibria	1,430	Pulp & Paper
2009	Petrobras	Brazil	Acquisition of 60% of Petrobras Energia Peru S.A.	619,4	Petrochemicals
2009	Votorantim Celulose e Papel	Brazil	Valuation Report on Aracruz Celulose S.A. for Mandatory Tender Offer	126.6	Papel & Celulose
2008	Paranapanema S.A.	Brazil	Sale of Mineração Taboca S.A.	365	Mining
2008	Energias do Brasil	Brazil	Exchange of 100% of Enersul for the participation held by Grupo Rede in Rede lajeado and Investco	1,210	Energy
2008	Grupo MPE	Brazil	Sale of Carrol s Food to Marfrig	45	Agribusiness
2008	MPX	Brazil/Col	Acquisition of two options for the purchase of mining rights in Colombia	18	Mining
2008	Nova Petroquimica	Brazil	Sale of a stake in Riopol due the the execution of right of first refusal	165	Petrochemicals
2008	Petrobras	Argentina/Brazil	Acquisition of a 40% stake in Petrobras Energia Peru	423	Oil E&P
2007	Skanska / Impregilo	Brazil	Sale of Ponte de Pedra Energética	480	Energy
2007	Petrobras	Brazil	Acquisition of a stake in Braskem S.A.	868	Petrochemicals
2007	Petrobras	Brazil	Acquisition of Suzano Petroquímica	1,421	Petrochemicals

Announced / Completed Transactions
Year	Clients	Country	Transactions	Volume (US$ MM)	Industry
2007	Tractebel Energia S.A.	Brazil	Acquisition of CESS	157	Energy
2007	Casino	Colombia	Acquisition of a 21.9% stake in Almacenes Exito	321	Retail
2007	Telecom Argentina	Argentina	Sale of Publicom S.A.	60	Media
2006	Teléfonos de México S.A. de C.V.	Brazil	Delisting of Embratel	782	Telecom
2006	Millicom International Cellular S.A.	Colombia	Acquisition of Colombia Móvil	472	Telecom
2006	TIM Celular S.A.	Brazil	Merger of TIM Celular with TIM Par S.A.	5,366	Telecom
2005	Embratel S.A.	Brazil	Acquisition of Telmex do Brazil	121	Telecom
2005	Embratel S.A.	Brazil	Acquisition of 37.1% of Net Serviços	534	Telecom
2005	TIM Nordeste, TIM Sul e TIM Part.	Brazil	Merger	246	Telecom
2004	CTC	Chile	Sale of CTC Móviles	1,301	Telecom
2004	Grupo Mondragon	Brazil	Sale of Maier do Brazil	9	Auto-parts
2004	Koninklijke Ahold N.V.	Argentina	Sale of Disco S.A.	315	Retail
2003	Visanet	Brazil	Sell of data transmission network	80	Telecom
2003	EPM	Colombia	Acquisition of EDEQ	56	Energy
2003	EPM	Colombia	Acquisition of CHEC	21	Energy
2002	Grupo Carvajal	Brazil	Acquisition of Listel	Undisclosed	Media
2002	ABN AMRO	Argentina	Acquisition of Servicing	10	Telecom
2002	National Grid	Argentina/Chile	Sale of SilicaNetworks	Undisclosed	Telecom
2002	National Grid e Williams Co	Chile	Sale of minority stake in Manquehue	30	Telecom
1998	Federación Nacional de Cafeteros	Colombia	Sale of stakes in C/gena. B/quilla, St Marta and B/ventura port concessions	Undisclosed	Infrastructure
1998	Banco Santander	Panama	Fairness Opinion	60	Financial services
1997	EPM	Colombia	Acquisition of Veracruz TV	Undisclosed	Media
1996	Conciviles	Colombia	Sale of toll concession/highway	Undisclosed	Infrastructure
1996	Conciviles	Colombia	Sale of Concretos Cachibi	Undisclosed	Construction materials
1995	Revista Semana	Colombia	Acquisition of Controlling Stake	Undisclosed	Media
1995	Nuevos Dias ltda	Colombia	Sale of Controlling Stake	Undisclosed	Media

Ricardo Bellissi Vice President, M&A Brazil: Ricardo Bellissi joined Santander s M&A team in Brazil with the acquisition of Banco Real from ABN AMRO in 2008. Ricardo Bellissi joined ABN AMRO s M&A team in 2005, where he has developed significant experience in executing M&A transactions, tender offers, leverage buyouts and asset valuations, having closed transactions across a wide range of sectors in Brazil and abroad. Prior to ABN AMRO, Ricardo worked at ING Bank N.V. and JP Morgan. Ricardo holds a MSc degree in Finance from London Business School and a BA degree from Fundação Getulio Vargas, being drafted to represent FGV on an international management case competition hosted by McGill University, in Montreal, Canada. Ricardo is fluent in Portuguese, English and Spanish.

Announced / Completed Transactions

Year	Clients	Country	Transactions	Volume (US$ MM)	Industry
2011	Grupo CS and Participa	Brazil	Sale of 90% interest in HPP project Santo Antonio do Jari	850	Power & Utilities
2011	Santander Insurance	Brazil	Sale of 51% stake to Santander Insurance to Zurich	1.920	Financial Institution
2010	CSN	Brazil	Acquisition of the companies Cementos Balboa S.A., Corrugados Azpeitia S.L. and Corrugados Lasao S.L.U. from Grupo Alfonso Gallardo	506	Steel
2010	Apax	Brazil	Valuation report to support de-listing tender offer of TIVIT's shares	441	IT
2010	Brisa Auto-estradas de Portugal S. A	Brazil/Portugal	Sale of Brisa s 6.0% interest in CCR to the remaining Controlling Shareholders	690	Infra-structure
2010	Braskem	Brazil	Acquisition of a 60% stake in Quattor	4,000	Petrochemicals
2010	Dufry AG and Dufry South America	Switzerland / Brazil	Merger of Dufry AG and Dufry South America Ltd.	2,695	Retail
2009	Tractebel Energia	Brazil	Acquisition of 40.07% interest in Estreito power plant	807	Power & Utilities
2009	TIM Participações	Brazil	Acquisition of 100% of the shares in Intelig Telecomunicações S.A.	370	Telecom
2007	Codelco	Brazil	Sale of 100% of Exploration Permits in Boa Esperança Copper Project	81	Metals & Mining
2007	Braskem	Brazil	Acquisition of Certain Assets of Grupo Ipiranga	4,000	Petrochemicals
2007	LT Bandeirante	Brazil	Sale of 100% of outstanding shares in LT Triângulo	262	Power & Utilities
2007	Telecom Italia	Bolivia	Valuation of incumbent telecom company Entel S.A.	327	Telecom
2007	Petrobras	Bolivia	Sale of 100% of Petrobras Bolivia Refinación to the Bolivian Government	112	Oil & Gas
2007	Minas Itatiaiuçu	Brazil	Sale of 100% of the shares in Minas Itatiaiuçu	89	Metals & Mining
2007	Yara	Brazil	Public tender offer for the delisting of Fertibras S.A.	84	Fertilizers
2006	CVRD	Brazil	Acquisition of 100% of Inco shares	20,335	Metals & Mining
2006	BHP Billiton Plc.	Brazil	Sale of a 45% stake in Valesul Alumínio	28	Metals & Mining
2006	Teléfonos de México S.A.- Telmex	Mexico	Valuation of Latin American assets	464	Telecom
2005	BG Group	Brazil	Sale of Iqara Telecom	Undisclosed	Telecom
2005	BG Group	Brazil	Sale of DIrectNet	Undisclosed	Telecom
2005	Embratel	Brazil	Acquisition of a 37% interest in Net Serviços	538	Telecom
2005	Embratel Participações S.A.	Brazil	Acquisition of Telmex do Brasil	121	Telecom
2005	Votorantim Celulose e Papel	Brazil	Acquisition of Ripasa	840	Pulp & Paper

Announced / Completed Transactions
Year	Clients	Country	Transactions	Volume (US$ MM)	Industry
2004	Former Cervejaria Kaiser Shareholders	Canada	Sale of Molson-Coors shares	Undisclosed	Food & Beverages
2004	Petrobras	Brazil	Acquisition of Agip do Brasil	413	Oil & Gas

Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022

STRICTLY PRIVATE AND CONFIDENTIAL

Board of Directors
LAN Airlines S.A.

Board of Directors
TAM S.A.

(via e-mail)

December 2, 2011

RE: Proposal for Valuation Report Dear Sirs,

Pursuant to your request, Jefferies & Company, Inc. ( Jefferies ) hereby presents its proposal to provide a valuation report in accordance with CVM instruction 361 in relation to the proposed exchange offer of shares of TAM S.A. ( TAM ) with shares of LAN Airlines S.A. ( LAN ) following the announced merger of both companies. We appreciate the opportunity to work with you on one of the most important transactions in the corporate history of both airlines, and we believe we have a team that is uniquely qualified for this assignment.

TRANSACTION OVERVIEW

On August 13, 2010, TAM and LAN announced they had entered into a non-binding MOU that outlined their intentions to combine their holdings into a single entity. The all-stock transaction would consolidate the economic interests of LAN and TAM under a single parent entity while satisfying the foreign ownership and control requirements of each country where they operate. In connection with the transaction, LAN would be renamed LATAM Airlines Group S.A. and would serve as a parent company that will align activities for all group holdings. On November 15, 2011 LAN filed preliminary documentation with the U.S. Securities and Exchange Commission in connection with an exchange offer of shares of TAM for LAN. We understand that the proposed valuation report assignment is in relation with the exchange offer and ultimate delisting of TAM shares in Brazil which requires a valuation report in accordance with CVM instruction 361.

JEFFERIES CAPABILITIES AND ROLE

Jefferies is uniquely positioned to work on this important and strategic transaction given the combination of our leading Global M&A advisory practice, with deep experience in Latin America and our premier coverage of the airline industry.

Jefferies possesses one of the most active and experienced M&A advisory teams globally, having announced over 240 transactions with aggregate value of over $160 billion since 2010. Our team s experience includes numerous assignments advising public companies, their boards of directors and special committees and rendering opinions in connection with transactions. Jefferies M&A practice is particularly strong in cross-border advisory, having worked on industry-leading transaction across the world including:

■	Valeant Pharmaceuticals US$6.9 billion merger with Biovail Corporation
■	The acquisition of Chesapeake Energy s Fayetteville shale assets by BHP Billiton for US$4.8 billion
■	The acquisition of Statoil s assets in Brazil by Sinochem for US$3.1 billion
■	iGATE s US$1.5 billion acquisition of Patni Computer Systems

In addition, the Jefferies team has extensive experience in M&A advisory in Latin America, and in Brazil and Chile, with team members that have participated in important cross-border transactions for leading regional and multinational clients including Vivo (Telefonica), Wal-Mart, and Repsol YPF, among others. Finally, Jefferies Transportation & Logistics team has been at the center of industry s groundbreaking transactions. For example, the professional responsible for the sector at Jefferies was the lead advisor to United Airlines in its merger with Continental Airlines.

We will leverage the experience of our senior team members in each of these areas for this assignment. Upon appointment, Jefferies would work together with, and based upon information provided by, TAM and LAN, to undertake financial analysis and prepare a valuation report as outlined by CVM instruction 361. The valuation analysis will be based on methodologies that Jefferies considers to be most appropriate and consistent with both the circumstances of the proposed transaction as well as the guidelines of CVM instruction 361. Our detailed qualifications and transaction experience relevant to this assignment are presented in the materials attached hereto.

JEFFERIES TEAM

We have assembled a senior team comprised of members with significant expertise in cross-border M&A advisory as well as with relevant experience in M&A transactions in Brazil and Latin America and in the airlines sector. Our proposed senior team for the transaction is as follows:

Name / Title	Relevant Transaction Experience

Rodolfo L. Molina	■	US$5.2 billion restructuring of Vivo
Head of Latin America	■	US$2.6 billion acquisition of D&S by Wal-Mart
Managing Director	■	US$2.3 billion sale of a 15% stake in YPF by Repsol to Grupo Petersen with an option to purchase an additional 10% stake

Jon Huwiler	■	US$41 billion sale of XTO Energy to Exxon Mobil
Global Head of M&A	■	US$6.7 billion merger of Valeant Pharmaceuticals and Bioval
Managing Director		Corporation
	■	US$2.6 billion sale of Sepracor to Dianippon Sumitomo Pharma

Charles Stocks	■	US$41 billion sale by NTT DoCoMo of its stake in AT&T Wireless
Mergers & Acquisitions	■	US$1.5 billion acquisition by iGATE of Patni Computer
Managing Director

Goran Avdicevic	■	US$9.4 billion merger of United Airlines and Continental Airlines
Transportation & Logistics	■	Significant transaction experience with major global airlines including
Managing Director		Delta, American Airlines and Air Canada, among others

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FEE PROPOSAL

Based on the above and upon mutual agreement of an engagement letter, Jefferies proposes the following terms:

■	R$1,200,000 (one million, two hundred thousand reais), payable in U.S. dollars upon delivery of the valuation report or upon indication that Jefferies is prepared to deliver the valuation report
■	Reimbursement for reasonable out-of-pocket expenses

This fee proposal is subject to the execution of a mutually acceptable engagement letter with customary and market standard indemnification and termination provisions. All fees and other sums are payable in U.S. Dollars and shall be grossed up for any deduction or withholding from authorities.

Jefferies is prepared to dedicate all necessary resources to this assignment immediately and we would like to re-emphasize our strong commitment to working with you on this important transaction. We look forward to discussing this proposal with you at your earliest convenience and please contact Rodolfo Molina (Tel: +1 (212) 323.3363) should you have any questions.

Very truly yours,

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.